Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | November 5, 2025

Name of Registrant: Tesla, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Tesla, Inc. (TSLA)

Reject Non-Fiduciary Activism: Vote NO on Proposal No. 8

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges shareholders to vote AGAINST Proposal No. 8 regarding sustainability goals in executive compensation.

      Supporting Statement

Proposal Eight, submitted by Tulipshare Fund 1 LP, calls for Tesla to adopt and disclose targets and metrics assessing the feasibility of integrating sustainability goals—including diversity and independence—into senior executive compensation plans.

While this may appear to promote responsible governance, it is in fact a misguided activist maneuver by a group with minimal ownership and no demonstrated commitment to shareholder value.

Who Is Tulipshare?

Tulipshare is a UK-based activist platform that pools small retail investments to push ideological ESG agendas at major corporations. Their campaigns are not grounded in financial stewardship or long-term value creation. Instead, they aim to leverage shareholder rights to force social change, regardless of whether such change benefits the company or its investors.

Tulipshare owns an insignificant fraction of Tesla’s outstanding shares—far below any threshold of meaningful influence. Their previous proposals have received low support, reflecting widespread shareholder skepticism.

Why Proposal Eight Should Be Rejected

1.Tesla’s Compensation Is Already Performance-Based

Tesla’s executive compensation plans are tied to extraordinary operational and financial milestones. The 2018 and 2025 CEO Performance Awards are among the most ambitious in corporate history, directly linking pay to shareholder value creation.

2.Sustainability Is Core to Tesla’s Mission

Tesla’s business model is inherently sustainable. Its products—electric vehicles, solar energy systems, and energy storage—are designed to reduce global emissions. Adding ESG-linked pay metrics is redundant and unnecessary.

3.Activist Overreach

Tulipshare’s proposal risks injecting subjective and politically charged criteria into executive compensation. This could undermine Tesla’s strategic clarity and reduce its ability to attract and retain top talent.

4.Governance Is Strong and Transparent

Tesla’s Board has demonstrated robust oversight, including the formation of a Special Committee to evaluate CEO compensation. The company’s disclosures already provide transparency without compromising strategic flexibility.

5.Shareholder Value at Risk

Mandating ESG-linked compensation metrics could dilute the effectiveness of Tesla’s performance-based pay structure and distract from its core mission of innovation and growth.

Conclusion

Proposal Eight is not a serious attempt to improve Tesla’s governance—it is a symbolic activist gesture from a group with minimal investment and outsized demands. Tesla shareholders should reject this attempt to politicize executive compensation and vote to preserve the company’s focus on innovation, performance, and shareholder value.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.